November 16, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   Viking Systems, Inc.
Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on September 7, 2006
(Registration No. 333-137151)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Viking Systems (the "Company") hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-137151, which was filed on September 4, 2006 (the "Registration Statement"). Amendments to the Registration Statement were filed on October 4, 2006 and November 2, 2006.

The shares intended to be registered pursuant to the Registration Statement were shares of common stock issuable upon the conversion of certain shares of Series B Preferred Stock and shares issuable upon the exercise of certain warrants, as more particularly described in the Registration Statement. Such shares of common stock were to be registered for resale by persons designated as selling stockholders in the Registration Statement. SEC staff notified the Company that in the opinion of the Staff, the offering could not be done on a delayed or continuous basis under rule 415(a)(1)(i), that the offering of the shares was a primary offering and not a resale offering; and therefore the securities could therefore not be registered pursuant to the Registration Statement. The Company disagrees with the Staff’s position and discussed the matter with SEC Staff members who continued to assert that the shares could not be registered pursuant to the Registration Statement. As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities, that were the subject of the Registration Statement, have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company's legal counsel, A. O. Headman, Jr., at (801) 532-2666 or (801)971-0552.

Very truly yours,

VIKING SYSTEMS, INC.

By: /s/ Donald E. Tucker
Donald E. Tucker
Chief Executive Officer